BANCO ITAÚ HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company

MATERIAL FACT

PAYMENT OF INTEREST ON CAPITAL

We wish to inform our Stockholders that at a meeting of the Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. held on November 5, 2007, it was decided:

a)     to declare interest on capital in the amount of R$ 0.07 per share, to be paid up to April 30, 2008, for account of the mandatory dividend for the fiscal year 2007, less 15% income tax at source, resulting in net interest of R$ 0.0595 per share, with the exception of legal entity stockholders demonstrating immunity or exemption from such tax;

b)    that the credit corresponding to the payment of this interest will be passed through this company’s accounts on November 30, 2007, individually to each stockholder, on the basis of the shares held on November 26, 2007.

São Paulo-SP, November 5, 2007.

BANCO ITAÚ HOLDING FINANCEIRA S.A.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer